EXHIBIT 11.1:

OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31

	2006	2005	2004

Net income available to stockholders	$5,259	$6,540	$5,033
(numerator)

Shares Calculation
(denominator)

Average shares outstanding –
Basic Common	5,005	5,047	5,050

Average shares outstanding –
Basic Class B Common	1,822	1,818	1,796

Effect of Dilutive Securities:

Potential Common Stock relating
To stock options	392	590	606

Average shares outstanding –
Assuming dilution	7,219	7,455	7,452

Net Income Per Share:
Basic Common	$0.83	$1.02	$0.79
Net Income Per Share:
Basic Class B Common
	$0.61	$0.76	$0.59

Diluted	$0.73	$0.88	$0.68

Note: Net income per share for the current and prior years have been adjusted to give effect to the five-for-four stock split to be effected by a stock dividend. The stock dividend was declared on June 6, 2006 and was paid on September 8, 2006 to stockholders of record at the close of business on August 4, 2006.

83